NOVATION OF ADMINISTRATION AGREEMENT
NEUBERGER BERMAN CAYMAN COMMODITY FUND I LTD.

This Novation of Administration Agreement (“Novation”) is entered into as of the 1st day of January, 2016 by and among Neuberger Berman Management LLC, a Delaware limited liability company (“NB Management”), Neuberger Berman Investment Advisers LLC, a Delaware limited liability company (“NBIA”), and Neuberger Berman Cayman Commodity Fund I Ltd., an exempted company organized under the laws of the Cayman Islands (the “Company”).

WITNESSETH:

WHEREAS, the Company is a wholly owned subsidiary of Neuberger Berman Risk Balanced Commodity Strategy Fund (“Fund”), a series of Neuberger Berman Alternative Funds (“Trust”), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end, diversified management investment company;

WHEREAS, the Company has retained NB Management to furnish administrative services, including shareholder accounting, recordkeeping, and other services to shareholders, to the Company pursuant to an Administration Agreement, dated August 27, 2012, by and between NB Management and the Company (the “Administration Agreement”);

WHEREAS, NB Management desires to effect a novation of the Administration Agreement so that NBIA is substituted for NB Management as a party to such agreement and NB Management is released from its obligations under the Administration Agreement, NBIA desires to accept the novation thereof, and the Company desires to consent to such novation.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1.            Novation and Acceptance. Subject to the terms and conditions contained herein, NB Management hereby effects a novation of the Administration Agreement to substitute NBIA for NB Management as a party to such agreement, and the Company hereby consents to such Novation and hereby releases NB Management from all of its duties and obligations under the Administration Agreement, and NBIA hereby accepts the Novation and hereby releases NB Management from all of its duties and obligations under the Administration Agreement and assumes all rights, duties and obligations of NB Management under the Administration Agreement.

2.            Term. The Novation shall become effective as of the date hereof and shall extend for so long as the terms specified in Section 15 of the Administration Agreement are satisfied or until terminated in accordance with the Administration Agreement.

3.            No Termination. The parties agree that the Novation shall not constitute an “assignment” of the Administration Agreement for purposes of Section 16 of the Administration

Agreement, and that the Administration Agreement, as so novated, shall remain in full force and effect after the Novation.

4.            Technical Amendment. The parties agree that all references in the Administration Agreement to NB Management shall hereby be changed to NBIA.

5.            Execution in Counterparts. This Novation Agreement may be executed in multiple counterparts and all counterparts so executed will constitute one and the same agreement binding on all of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Novation of Administration Agreement to be signed by their respective officers thereunto authorized, as of the day and year first above written.

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/Robert Conti
Name:	Robert Conti
Title:	President

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/Robert Conti
Name:	Robert Conti
Title:	Managing Director

NEUBERGER BERMAN CAYMAN ARMM FUND I LTD.

By:	/s/Robert Conti
Name:	Robert Conti
Title:	Director